Exhibit 99.12

Consent of Eric Strom

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of information derived from the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009, as amended on June 12, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this31st day of March, 2011

/s/ Eric Strom
Name:	Eric Strom
Title:	P. Eng and Senior Mining Engineer for New Gold Inc.